

March 10, 2015

Mr. Artis Jansons
Chief Executive Officer
Paramount Supply Inc.
40 Lielais prospekts,
Ventspils, LV-3601 Latvia

> **Re:** **Paramount Supply Inc.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2015**
> **File No. 333-202052**

Dear Mr. Jansons:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. Please include a working telephone number for your principal executive offices. See Item 503(b) of Regulation S-K.

Dilution, page 14

3. Your disclosure indicates that your net tangible book value was $33 as of September 30, 2014. Please reconcile this amount to your balance sheet amounts as of September 30, 2014 as disclosed on page F-3 of the filing.

Description of Business, page 18

Our Products, page 20

4. We note your statement that you "expect to ship" your products "to ports in the Los Angeles area." However, on page 26 you state that the products will be shipped directly from the manufacturer to the buyer. Please clarify your methods of distributing your products. See Item 101(h)(4)(ii). We also note your risk factors regarding your reliance on your suppliers. If your supply contract is material, please file it as an exhibit. See Item 601(b)(10)(ii)(B) of Regulation S-K.

5. Please describe the current market in which you sell your products and, if applicable, disclose your dependence on one or a few major customers. See Item 101(h)(4)(i) and (vi) of Regulation S-K. We also note your statements on pages 1 and 19 that you currently have orders to purchase some of your products. Please further explain the status of current orders and your expectations in this regard in the description of your plan of operation for the remainder of the fiscal year. See Item 101(a)(2)(iii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 29

6. We note your disclosure on page F-10 that the company's sole officer and director is involved in other business activities. Please describe Mr. Jansons's business experience during the past five years, as required by Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 33

7. Please state the names of your promoters and provide any additional information as required by Item 404(c) of Regulation S-K.

Financial Statements, page F-1

8. Please note the financial statement updating requirements per Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

9. The going concern paragraph of the audit report references your significant operating losses as discussed in Note 3. Note 3 does not appear to discuss any significant operating losses. Please either make arrangements with your auditors to revise the wording used in the going concern paragraph of their report or revise your disclosures in Note 3.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page F-8

10. It appears that you allow your customers to return the products within 30 days for exchange or refund if defects in manufacturing are identified. Please expand your accounting policy for revenue recognition to describe how such right of return affects your revenue recognition and state whether all conditions under FASB ASC 605-15-25-1 were met when you recognized revenue from merchandise sales during the reporting period.

Note 8: Fixed Assets, page F-10

11. Please expand your accounting policy to describe the method(s) you used in computing depreciation of your building/office as required by FASB ASC 360-10-50-1.

Note 9: Income Taxes, page F-10

12. Please expand your disclosure to provide the applicable information required by FASB ASC 740-10-50, paragraphs 50-2 through 50-7 and 50-12. Please also tell us how you determined no provision for income tax was necessary for the period ended September 30, 2014.

Exhibit 5.1 – Legal Opinion

13. We note that counsel states he is not a member of the Nevada bar. Please file a legal opinion that is not qualified as to jurisdiction. For guidance, see Staff Legal Bulletin No. 19 (CF), Section II.B.3.b.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director